# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aeries Technology, Inc., CIK 0001853044
CUSIP: G0136H102
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 60 Paya Lebar Road, #08-13, Paya Lebar Square, Singapore (U0), 409051
Date of event which requires filing of this statement: 03/10/2025
Amends the filing with accession number 0001829126-24-004425
Filed by CIK 0001999214
Persons authorized to receive notices and communications: Bhisham Khare, c/o Aeries Technology, Inc., 60 Paya Lebar Road, #08-13,, Paya Lebar Square, Singapore (U0), 409051, (919) 228-6404

## Reporting persons
- Bhisham Khare (CIK 0001999214): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,358,624; shared voting power 0; sole dispositive power 3,358,624; shared dispositive power 0; aggregate amount beneficially owned 3,358,624 (6.9% of the class)
  Comment: Note to Rows 7 and 9: Includes (i) the right to acquire up to 1,702,368 Class A ordinary shares (the "Class A Ordinary Shares") of Aeries Technology, Inc. (the "Issuer") pursuant to that certain Exchange Agreement (the "Exchange Agreement") (see Item 6), of which 851,184 Class A Ordinary Shares are issuable pursuant to the exercise of exchange rights by the Aeries Employee Stock Option Trust ("ESOP Trust"), for which the reporting person is a beneficiary, and assumes distribution of the underlying shares by the ESOP Trust to the reporting person prior to an exchange for Class A Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Aeries Technology, Inc.
Address of issuer's principal executive offices: 60 Paya Lebar Road, #08-13, Paya Lebar Square, Singapore (U0), 409051
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D filed by Bhisham Khare (the "Reporting Person") on June 20, 2024 (as amended by Amendment No. 1, filed on June 25, 2024, the "Schedule 13D"). This Amendment No. 2 is being filed to (i) amend and supplement the information disclosed under the corresponding Items of the Schedule 13D as described below and (ii) report that the percentage of outstanding Class A Ordinary Shares that the Reporting Person may be deemed to beneficially own decreased by more than one percent (1%) as a result of the Issuer withholding 810,003 Class A Ordinary Shares that were beneficially owned by the Reporting Person in connection with the Company covering tax liability of the Reporting Person upon the settlement of restricted stock units ("RSUs"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Bhisham (Ajay) Khare
Residence or business address: The principal business address of Mr. Khare is 60 Paya Lebar Road, #08-13, Paya Lebar Square, Singapore.
Present principal occupation or employment: Mr. Khare's principal occupation is Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As further described in Item 6, Mr. Khare has a right under an exchange agreement with the Issuer to exchange up to 100% of his 118,220 Class A ordinary shares ("ATG Shares") of Aeries Technology Group Business Accelerators Private Limited ("ATG") for 14.40 Class A Ordinary Shares per ATG Share on and after April 1, 2024, subject to certain exercise conditions. On March 26, 2024, the Issuer determined that such exercise conditions had been met. As such, Mr. Khare is deemed to have beneficial ownership of 1,701,941 Class A Ordinary Shares. 850,971 of such Class A Ordinary Shares are issuable pursuant to the exercise of exchange rights under such exchange agreement with respect to the 59,110 ATG Shares held by the Aeries Employee Stock Option Trust ("ESOP Trust"), for which the Reporting Person is a beneficiary. This Schedule 13D assumes distribution of such ATG Shares by the ESOP Trust to the Reporting Person prior to an exchange for Class A Ordinary Shares. The Class A Ordinary Shares are entitled to one vote per share.

Additionally, on May 22, 2024, the Issuer's Compensation Committee of the Board of Directors approved the grant of 2,471,360 RSUs which vested on the grant date and settled in a series of installments between August 15, 2024 and March 15, 2025 to Mr. Khare, in connection with his services to the Issuer and its subsidiaries.

In connection with the settlement of such RSUs, the Issuer withheld 5,101 and 810,003 Class A Ordinary Shares beneficially owned by the Reporting Person on February 26, 2025 and March 10, 2025, respectively, to cover tax liability of the Reporting Person upon the settlement of such RSUs.

Except as described in this Item 3, the Reporting Person did not pay any cash or other consideration for the shares reported on this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Calculation of the percentage of beneficial ownership is based on a total of 47,152,626 shares of the Issuer's Class A Ordinary Shares outstanding as of the date of this report, based on information provided by the Issuer. The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Person and the number of shares as to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of, and the footnotes included on, the cover pages of this Schedule 13D, all of which are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: 3,358,624
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Signatures
- Bhisham Khare: /s/ Bhisham Khare, Bhisham Khare/Chief Executive Officer (09/10/2025)